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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                  SCHEDULE 13D

                  Digital Communications Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  25 3825 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kevin B. Halter
              16910 Dallas Parkway, Suite 100, Dallas, Texas 75248
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 7, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ___.

Check the  following box if a fee is being paid with the statement X . (A fee is
                                                                  ---
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (9-88) 1 of 7

                                  SCHEDULE 13D

CUSIP No.  25 3825 10 2                                       Page 2 of 5 Pages

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Kevin B. Halter
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                        (b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
SHARES BENEFICIALLY            74,990
      OWNED BY
        EACH           ---------------------------------------------------------
     REPORTING          8     SHARED VOTING POWER
       PERSON                  1,905,646
        WITH           ---------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                               74,990
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                               1,905,646
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,980,636
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $.0002 (the "Common Stock") of Digital Communications Technology Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.


Item 2.   Identity and Background

(a)      Kevin B. Halter (the "Reporting Person")

(b)      16910 Dallas Parkway, Suite 100, Dallas, TX 75248

(c)      Chairman of the Board of the Company

(d) The Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration

Between December 7, 1995 and December 6, 1996, the Reporting Person, using personal funds, purchased 73,800 shares of Common Stock in open market transactions for $103,925.00, as follows:



                                            Number of Shares
                     Date                 Purchased        Purchase Price

                  12/07/95                  3,300                  $   4,331.25
                  12/14/95                  6,000                      7,125.00
                  12/15/95                  3,000                      3,562.50
                  02/22/96                  2,000                      5,500.00
                  02/26/96                  1,500                      4,125.00
                  02/26/96                  2,500                      7,187.50

                  02/26/96                    500                      1,406.25
                  02/27/96                  1,000                      2,937.50
                  02/27/96                  1,500                      4,312.50
                  02/27/96                    500                      1,500.00
                  02/28/96                  1,000                      2,875.00
                  02/29/96                    500                      1,375.00
                  03/01/96                    500                      1,437.50
                  12/06/96                 50,000                     56,250.00



In addition, the Reporting Person received 1,190 shares of Common Stock on May 31, 1996 when the Company declared a five percent (5%) stock dividend.

Item 4.   Purpose of Transactions

The Reporting Person has acquired the Common Stock for investment purposes only.


Item 5.   Interest in Securities of the Issuer

(a) 1,980,636 shares of Common Stock are beneficially owned, directly or indirectly, by the Reporting Person, or 27.1% of the Company's 7,314,922 issued and outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and dispose 74,990 shares of Common Stock. The Reporting Person has shared power to vote and dispose 1,905,646 shares of Common Stock beneficially owned by:

         (i)      Halter Capital Corporation ("HCC")

         (ii)     16910 Dallas Parkway, Suite 100, Dallas, TX 75248

         (iii)    HCC is engaged in consulting work for small public companies.

         (iv) HCC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (v) HCC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (vi)     HCC is a Texas corporation.

This shared power is derived from the fact that the only directors and executive officers of HCC are the Reporting Person (President, Director and Chairman) and Kevin B, Halter, Jr. (Director and Secretary-Treasurer). Kevin B. Halter, Jr. is the son of the Reporting Person.

(c) There have been no transactions by the Reporting Person in the Common Stock effected in the last sixty (60) days.

          (d) and (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 1996, the Reporting Person was granted by the Company options to purchase 65,000 shares of Common Stock pursuant to the Company's 1990 Employees' Stock Option Plan (the "Options"). Each Option was exercisable upon grant at a per share price of $1.31 and will expire January 12, 2001. To date, none of the Options has been exercised by the Reporting Person.


Item 7.   Material to Be Filed as Exhibits

None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, correct and complete.



                                        /s/ Kevin B. Halter
                                        ---------------------------------------


Dated: June 11, 1997